[Digimarc Corporation Letterhead]

September 9, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3628
Attn: Mark P. Shuman

Re:
DMRC Corporation
Amendment No. 2 to Form 10
Filed August 13, 2008
File No. 001-34108

Dear Mr. Shuman:

        Digimarc Corporation (the "Company"), formerly known as DMRC Corporation, is providing the following responses to the comments set forth in the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") dated August 28, 2008 (the "Comment Letter") relating to the above-referenced Amendment No. 2 to Form 10 filed on August 13, 2008 (the "Amended Form 10"). DMRC Corporation has revised the Form 10 in response to the Staff's comments and is filing concurrently with this letter an Amendment No. 3 to the Form 10, and accompanying information statement (the "Amendment") that reflects these revisions and generally updates the information contained therein.

        For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Unless otherwise indicated, references to pages of the Amendment in the text of this letter correspond to the applicable pages of the information statement filed as exhibit 99.1 to the Amendment, and references to Old Digimarc refer to the former Digimarc Corporation which was merged with a subsidiary of L-1 Identity Solutions, Inc. on August 13, 2008.

General

1.
Your letter dated July 27, 2008, that is referenced in your response to comment number one of our letter dated July 24, 2008, should be filed electronically. See Item 301(a)(1) of Regulation S-X.

  Response:    We filed our letter dated July 27, 2008 on EDGAR, as correspondence, on August 29, 2008.

2.
Please revise your Form 10 to include updated financial statements. Refer to Rule 8-08 of Regulation S-X.

  Response:    The Amendment includes updated financial statements, as required under Rule 8-08 of Regulation S-X.

3.
The cover page and the letter to stockholders continue to provide many mechanical and legal details that do not seem key to understanding the transaction. The excessive detail appears to impede investor understanding of the transaction. Consider revising the information concerning the jurisdiction and formation of DMRC LLC, the assignment of a special definition of DMRC LLC, and the designation of the merger survivor in the acquisition by L-1 Identity Solutions. Please refer to Rule 421(b) of the Exchange Act.

  Response:    The description of the transaction on the cover page and in the letter to stockholders has been revised to eliminate the technical details of the events leading up to, and immediately following, the transfer of the shares to the trust in which they are held.

4.
You state that the "shares of DMRC Corporation common stock were transferred to a newly-created trust for the benefit of Digimarc stockholders as of the record date (or anyone who purchases such stockholders' shares of Digimarc common stock in an open market transaction after the record date)." Please revise your disclosure to identify clearly the recipients of the shares of the spin-off. In the summary, consider providing examples of who would receive the shares as of the record date and after the record date if a Digimarc stockholder retains shares and if the Digimarc stockholder sells shares in the open market after the record date. Clarify the significance of the "record date" if the shares will not necessarily be distributed to shareholders on the record date.

  Response:    Because The Nasdaq Stock Market LLC ("Nasdaq") did not declare an ex-distribution date for the distribution of the shares of the Company, the right to the distribution continued to trade with the shares of Old Digimarc until Old Digimarc ceased trading on the Nasdaq Global Market. As a result, holders of shares of Old Digimarc as of the record date and time who did not sell the shares in an open market transaction following the record date and time will receive shares of the Company on the stock delivery date, and holders of shares of Old Digimarc who sold shares in an open market transaction following the record date and time will not receive shares of our common stock on the stock delivery date. However, as a matter of corporate law, the Company will distribute shares of its common stock to the holders of Old Digimarc common stock as of the record date and time declared by the board of directors of the Company, and the brokers will determine which stockholders ultimately receive the distribution based on the trading that took place after the record date and time. Because the transfer of rights to the distribution following the record date and time is a stock market matter, and not a matter of corporate or securities law, we have revised the disclosure to indicate that holders of shares of Old Digimarc common stock as of the record date and time will be entitled to the distribution of shares of the Company's common stock.

5.
We received your application for confidential treatment of portions of an agreement with a principal customer. Be advised that we will review the application and provide comments separately. Any such comments will need to be resolved prior to the effective date of the registration statement.

  Response:    We understand that the registration statement will not be declared effective until any comments that we receive on our confidential treatment request have been resolved.

6.
We note that your counsel, on behalf of the company, provided the acknowledgments we requested in your response to our letter dated July 24, 2008. Please note that the representations should come directly from the company. In your next response, please provide the representations directly from the company.

  Response:    This letter, and the accompanying representations, are provided to you by the Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

7.
We note your response to comment 18 of our letter, dated July 24, 2008, referenced revenue projections for 2008 and 2009 that were disclosed in the Form 8-K filed by Digimarc Corporation on July 18, 2008. To the extent that you have determined these projections are material to investors in understanding the company's financial condition, please consider disclosing this information as part of this filing.

  Response:    We have expanded our summary discussion of the Results of Operations section of Management's Discussion and Analysis of Financial Condition and Results of Operations on page 43 of the Amendment to include the expected revenue and profitability statements that were disclosed in the Pro Forma Financial Information section of the Amended Form 10 and are included in the Pro Forma Financial Information section of the Amendment on page 34.

8.
In response to comment 21 [of] our letter dated July 24, 2008, you provided a general discussion of the variables that could affect your revenue but did not disclose the dollar amounts attributable to each identified source that contributed to the aggregate changes. For example, your disclosure on page 52 states that the "increased revenues from the Central Bank includes both volume and price increases reflected in the work plans and contract respectively." Please state the portion of the increase in revenue that was attributable to changes in volume and to price increases. As a further example, quantify the material changes that led to increases in your gross profit.

  Response:    We have expanded our discussion of the increase in revenues for each of the years ended December 31, 2007 and December 31, 2006 on page 51 of the Amendment to put in descending order the customers that contributed to the increase in revenues and to describe the source of the increase in revenues of the primary contributor, the Central Banks consortium. We further expanded our discussion of the increase in gross margin amounts for the six-month period ended June 30, 2008, compared to the corresponding period of 2007 on page 46 of the Amendment, to explain that the increase resulted primarily from an increase in the proportion of higher margin revenues earned under the Nielsen Agreement. Lastly, we expanded our discussion of the increase in gross profit dollars and gross profit as a percentage of revenue on page 52 of the Amendment to explain that consulting services, with an improved cost mix, caused the amount and percentage of service profit margins to increase, and that license revenues as a percentage of total revenue increased as a result of an increase in the volume of license revenues and increased margins on those revenues.

9.
In response to comment 24 [of] our letter dated July 24, 2008, you state that the company does not expect material turnover in employees and that all members of the project service teams accepted employment with DMRC. Please reconcile this statement with the $1.6 million severance costs that you include in the transaction costs, and ensure that you discuss material known challenges, changes or uncertainties that will result from the terminations that generate the severance costs.

  Response:    The severance costs included in the transaction costs represent severance obligations relating to employees who were not retained by either the Company or Old Digimarc, as well as certain employees who were kept on the payroll to provide transition services over one or more months, until such time as their assignments are completed, at which time their severance will be paid. The Company agreed to assume these obligations under the terms of the separation agreement between the Company and Old Digimarc, as disclosed on page 89 of the Amendment. The amount of anticipated severance costs included in the Amended Form 10 was $1.6 million. This number has been revised to $1.5 million in the Amendment, to reflect a smaller number of employees than originally contemplated.

Our Relationship with Digimarc Corporation After the Spin-Off, page 89

10.
Please revise this section to provide a materially complete description of your agreements. In this regard, revise any qualifying statements that indicate that the complete terms and conditions of the agreements can be found in the exhibits.

  Response:    We believe that the description of each of the separation agreement, the license agreement and the transition services agreement provided in the Amended Form 10 is materially complete. Accordingly, the description of each of these agreements has been revised to eliminate the qualifying statement indicating that the complete terms and conditions of the agreements can be found in the exhibit. Please see pages 88 and 93 of the Amendment.

Separation Agreement, page 89

11.
We note that the separation agreement contains provisions for insurance coverage and rights under insurance policies. It appears that you reference this provision in the summary page on page 7 under "Separation Agreement" but do not describe it in the filing. To the extent these provisions are material, please disclose obligations that the company has under these provisions.

  Response:    We have included on page 91 of the Amendment a description of the Company's obligations under the insurance provisions of the separation agreement in our description of the separation agreement, under the subheading "Rights Under Insurance Policies."

Transition Services Agreement, page 94

12.
Please provide a materially complete and specific discussion as to the scope of the services to be provided and received by the parties under this agreement. Your disclosure indicates that DMRC will provide Digimarc, among other services, accounting and tax services, and human resources services. However, you have not disclosed that the transition services agreement also provides that Digimarc will provide these same services to DMRC. The disclosure is unclear as to the scope of responsibilities of each party under the agreement.

  Response:    Under the terms of the transition services agreement, Old Digimarc agreed to provide the Company with the accounting and tax services and human resources services provided in the schedules to the transition services agreement. As noted in our response to comment no. 16 below, we have filed a redacted version of the executed transition services agreement as Exhibit 10.1 to the Amendment, and have submitted a request for confidential treatment of portions of the schedules to the agreement. As evidenced by these schedules, the Company did not request any accounting and tax or human resources services of Old Digimarc under the transition services agreement. The parties entered into the agreement to provide one another assurance that in the event that either party was not self sufficient at the time of the spin-off, the other party would provide the services needed for the agreed upon fee. The Company is providing transition services to Old Digimarc in the areas of accounting and finance and human resources, and additional services in the areas of legal, facilities, information technology and engineering and product management. However, both parties intend to be operating independently without the need for any of the services provided for under the transition services agreement after the term for providing those services is over.

Security Ownership of Certain Beneficial Owners and Management, page 96

13.
We note your response to comment 36 of our letter dated July 24, 2008 but continue to believe that the identity of beneficial owners should be provided. Please disclose the natural persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by legal entities including The Clark Estates, Inc., Dimensional Fund Advisors LP, Koninklijke Philips Electronics N.V., and Burnham Asset Management Corporation.

  Response:    We have revised the beneficial ownership table to remove the 5% beneficial owners from the table. Each of The Clark Estates, Inc., Dimensional Fund Advisors LP, Koninklijke Philips Electronics N.V., and Burnham Asset Management Corporation was a beneficial holder of shares of Old Digimarc. Because the shares of our common stock are being held in trust and are not currently trading, no reports under either section 13(d) or section 13(g) of the Securities Exchange Act of 1934 (the "Exchange Act") have been filed, and we are unable to obtain a list of beneficial owners of the beneficial interests in the trust, and thus have been unable to determine beneficial ownership of the shares of our common stock, except for directors, named executive officers and all of the executive officers and directors, none of whom own more than 1.2% of our common stock, as a group. Since we have no information from which to determine either that the former 5% holders of Old Digimarc remain 5% beneficial holders of the Company or the identity of any such holders, information relating to 5% beneficial holders has been omitted from the beneficial ownership table on page 95 of the Amendment.

Financial Statements

Investments, page F-10

14.
Your response to prior comment number 40 indicates that certain held-to-maturity investments, with maturities greater than one year, are classified as short term due to their highly liquid nature. Please explain to us how you concluded that classification as a short term asset was appropriate given the fact that the investments have maturities greater than one year and you have indicated that you have the intent and ability to hold them till maturity. Refer to the authoritative guidance you relied up when determining your balance sheet classification. As part of your response, please quantify the amount of held-to-maturity investments with maturities greater than one year that you have classified as short term assets.

  Response:    We have modified note 1 to the financial statements on page F-11 relating to Investments by deleting the reference to investments with maturities greater than one year being classified as short term. We acknowledge that authoritative literature (FASB Statement #115 and ARB 43) address classification of investments between current and non-current. With a "held to maturity" investment policy, we acknowledge that classification of investments with maturities exceeding one year from the balance sheet date generally would be classified as non-current. At only one balance sheet date, December 31, 2007, a $914,000 investment with a maturity slightly greater than one year was classified as short-term. This investment was not reclassified from short-term to non-current on the balance sheet because the amount was immaterial, since the amount was less than 3% of current assets, total assets and working capital.

Exhibits

15.
We note your response to comment 45 of our letter dated July 24, 2008, that you have not yet entered into a new employment agreement with Bruce David or change of control retention agreements with Mr. McConnell and Mr. Chamness. It appears that these executives have agreements with Digimarc that would be relevant to the compensation disclosure in this filing. Further, you state that the executive officers of DMRC Corporation have all entered into non-competition agreements with Digimarc and L-1. Please file all such agreements or explain why you believe they do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

  Response:    The Company is not party to the non-compete agreements entered into by the executive officers of the Company, Old Digimarc and L-1 Identity Solutions, Inc., and the agreements are not material to the Company. Consequently, the non-competition agreements have not been filed as exhibits to the Amendment. Under the terms of the separation agreement between the Company and Old Digimarc, the Company agreed to assume certain liabilities arising out of certain compensation agreements between Old Digimarc and various employees. Accordingly, the agreements for which certain liabilities have been assumed have been added as Exhibits 10.6 through 10.8 to the Amendment. In accordance with the terms of Rule 12b-23 of the Exchange Act, these exhibits are incorporated by reference to the filing of the respective agreement by Old Digimarc.

16.
In response to comment 47, you state that you are relying on Instruction [1] to Item 601 of Regulation S-K which states that exhibits filed in preliminary form do not need to be refiled in limited circumstances. We note that the omitted schedules to the transition services agreement and the license agreement include material aspects of parties' agreements and do not fit within the scope of Instruction [1] to Item 601 of Regulation S-K. Please file the executed agreements, including the schedules, which are part of the agreements, as part of this filing.

  Response:    We have filed a redacted version of the executed transition services agreement and the executed license agreement as Exhibits 10.1 and 10.2, respectively, to the Amendment, and have submitted a request for confidential treatment of portions of the schedules to each agreement.

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        Digimarc Corporation acknowledges that (a) Digimarc Corporation is responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings and (c) Digimarc Corporation may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*    *    *    *

        We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact John Thomas at (503) 727-2144, or the undersigned at (503) 469-4618.

Very truly yours,
/s/ Robert Chamness Robert Chamness Chief Legal Officer and Secretary
cc (w/o enc.):	Bruce Davis John R. Thomas (Perkins Coie LLP) Roy W. Tucker (Perkins Coie LLP)